Exhibit 99.1

Voting Results of Webull Corporation’s
2026 General Meeting of Shareholders

Webull Corporation (the “Company”) held its 2026 General Meeting of Shareholders (the “General Meeting”) on October 30, 2026. The Company’s shareholders approved both proposals described in the Company’s Notice of General Meeting of Shareholders and Proxy Statement dated September 28, 2026.

Proposal 1 — Adoption of the Sixth Amended and Restated Memorandum and Articles of Association

Shareholders approved, as a special resolution, the adoption of the Company’s Sixth Amended and Restated Memorandum and Articles of Association in substitution for, and to the exclusion of, the Company’s Fifth Amended and Restated Memorandum and Articles of Association. The resolution received 95.8% of the votes cast in favor and 4.2% against. The Sixth Amended and Restated Memorandum and Articles of Association accordingly became effective on October 30, 2026.

Proposal 2 — Approval of the 2026 Employee Share Purchase Plan

Shareholders approved, as an ordinary resolution, the Webull Corporation 2026 Employee Share Purchase Plan, including the reservation of 5,000,000 Class A Ordinary Shares for issuance thereunder. The resolution received 99.9% of the votes cast in favor and 0.1% against.

The percentages above are based on the votes cast for or against each proposal, excluding abstentions, and reflect one vote per Class A Ordinary Share and twenty votes per Class B Ordinary Share, with the two classes voting together as a single class. Percentages have been rounded to one decimal place.